ACROSS
THE FATHER TOLTON MOVIE

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

THE COMPANY

1. Name of issuer: Across Movie LLC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

   ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
   Explain:

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

ACROSS
THE FATHER TOLTON MOVIE

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Christopher Foley   Dates of Board Service: 03/2019

Principal Occupation: Television/Film Producer
Employer: Bolder Pictures   Dates of Service: 2011-Present
Employer's principal business: Television/Film Production

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CEO / Director   Dates of Service: 2019

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Country Music Television
Employer's principal business: Television Production
Title: Video Editor   Dates of Service: 2006-present
Responsibilities: Edit and Post-Produce television shows, promos, and online videos

Employer: Gabriel Communications
Employer's principal business: Television Production
Title: Video Editor   Dates of Service: 2015-present
Responsibilities: Edit and Post-Produce television shows, promos, and online videos

Employer: Bolder Pictures
Employer's principal business: Film and TV Production
Title: President   Dates of Service: 2011-present
Responsibilities: Produce, Write, Direct, Edit Films and TV for clients of all kinds

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jon Graham

Title: Executive Producer   Dates of Service: 2019
Responsibilities: Oversee fundraising and production of film

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: PeachFlicks
Employer's principal business: Film and TV distribution
Title: CEO Dates of Service: 2016-present
Responsibilities: Oversee Streaming distribution for Georgia-made films

Employer: Georgia Baptist Mission Board
Employer's principal business: Church partnership
Title: Director of Video Production Dates of Service: 2007-present
Responsibilities: Oversee Video Production for 3600 partner churches

Employer: Kind Katie Movie Partners, LLC
Employer's principal business: Film Production
Title: CEO Dates of Service: 2017-present
Responsibilities: Oversee fundraising, development, and production of feature film

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Christopher Foley		**100%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The business of Across Movie LLC is to create a feature film about the life of Father Augustine Tolton, the first African American priest. We plan to raise a production budget of $2-7 million and to shoot the film in Tennessee. We will promote the movie via film festivals and events, then either sell part or all of the film OR self-distribute the film with a theatrical run, followed by streaming and DVD sales.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been

OFFERING STATEMENT

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires the company to identify risks that are specific to its business and its financial condition.

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the principal risks that related to the company and its business:

• **Crowdfunding for early stage companies is relatively new.** Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company Is Newly Formed. The Company has a limited operating history and has not generated revenue from intended operations yet. We are a startup company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue

OFFERING STATEMENT

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December 1, 2019 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

Economic Conditions: The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results. Inflation, hyperinflation, currency exchange rates, recession, depression, high unemployment levels, and other unfavorable economic conditions could affect our ability to be profitable. A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our customers' financial condition and the levels of business activity of our customers we serve. This may reduce demand for our products or depress pricing of those products and have a material adverse effect on our results of operations. In addition to having an impact on general economic conditions, events such as acts of terrorism, war, or similar unforeseen events, may adversely affect our ability to service our customers and our results of operations, although the impact of such events can be difficult to quantify. If we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

Competition: Competition from better-funded companies with more experience may affect our success. We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Labor Laws / Conditions: Labor laws for actors, or strike by actors' unions may affect our ability to complete the picture. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Spending Habits and Use of Time by Audiences: We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery.

Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation.

The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Availability of Personnel: In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants, partners, team members, and advisers may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Various team members may not be available at different stages in the development, production or post-production of the film, in which case suitable personnel will be substituted by management. Loss of talent through sickness or conflict may adversely affect the schedule or ability to complete production.

Dependence on Audience Acceptance: Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky. We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs.

Insurance of Personnel: Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Jon Graham and Christopher Foley in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Jon Graham or Christopher Foley die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has entered or intends to enter into employment agreements with many skilled film professionals to complete the film,

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

ACROSS
THE FATHER TOLTON MOVIE

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jon Graham or Christopher Foley could harm the Company's business, financial condition, cash flow and results of operations

The film might never be made: If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. The revenue participation rights only provide a right to share in the revenues of the "Across" feature film.

Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film. The film might not be made due to unforeseen circumstances such as a loss of key personnel, industry strike, weather, natural disaster, illness of cast or other key personnel.

Limited Rights of Investors: Holders of Revenue Participation Rights have no voting rights. The Purchasers will have no right to participate in the business or affairs of the Company. The Financing Agreement does not contain any affirmative or negative covenants relating to the operation of the business or otherwise. The Company does not have any voting agreements in place for Revenue Participation Rights participants. The Company does not have any shareholder/equity holder agreements in place. Investors under no circumstances shall have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name). As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer(s).

This is a brand-new company. We were formed in 2019, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

We compete with other companies. A number of competitors exist that either provide online content supporting the crowdfunding industry or aggregate available deals. Not all of these companies currently charge for their services. Currently, no identified competitors exist that are providing this spectrum of services. As crowdfunding grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this Point.

The Father Tolton story is in the public domain. Because Augustine Tolton died without heirs, the rights to his story are believed to be in the public domain. It is possible another filmmaker could make a film about him before we complete *Across*, thus hurting the value of this film. It is also possible, some other company could make a successful claim on the rights to his story, making this production impossible.

Sustainability. We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

Small Management Team: We depend on the skill and experience of Christopher Foley and Jon Graham. Each has a different skill set. Both have
responsibilities to other companies and are not currently paid employees. If Regulation
Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

Additional Funding: The company will need to raise additional money in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

Earning Potential: It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

Future Regulations: We could become subject to regulation. Our business model involves providing retail investors with online educational content and independent research reports on early stage companies. Since we do not offer investment advice or analysis nor make investment recommendations in our research reports, we have not registered as an investment adviser with any state or federal securities regulators. As crowdfunding grows, the SEC or other securities regulators may determine that firms such as ours that engage with crowdfunding investors should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

We are selling convertible notes. The convertible notes will convert into equity securities in th event that the company: 1) sells preferred stock to outside investors where we raise at least $1 million; 2) we sell all the company's assets, merge with another company, or are taken over by another company; or 3) upon the maturity of the notes. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors. An outside investor may value the company at an amount below the $3 million valuation cap in the convertible note. The valuation cap is not an indication of the company's current value.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized in 2019. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must

ACROSS
THE FATHER TOLTON MOVIE

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

be considered in light of the risk, expense and difficulties frequently encountered by prerevenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our product, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
● fully develop and prepare to shoot the film
● acquire co-producers and fans
● explore opportunities and alliances with other companies; and
● facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

ACROSS
THE FATHER TOLTON MOVIE

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this
Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently
holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets
for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail.
Across Movie LLC is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Technology risks. The Company produces a feature motion picture for a primary product There can be unforeseen changes in the primary product's technological mode of production that could hinder the production. Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our film to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:
● use new solutions and technologies that address the needs of our filmmaking team; and

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

● respond to changes in industry standards and practices on a cost-effective and timely basis.

Defects in our technology solutions, errors or delays in development of our film and products, or other difficulties could result in:
● interruption of business operations;
● delay in market acceptance;
● additional development and remediation costs;
● diversion of technical and other resources;
● loss of customers;
● negative publicity; or
● exposure to liability claims.

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

If our screenplay or film are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Any claims, whether with or without merit, could:
● be expensive and time-consuming to defend;
● cause us to cease making, licensing or using the challenged intellectual property;
● require us to rewrite our screenplay or re-edit our film, if feasible;
● divert management's attention and resources; and
● require us to enter into royalty or licensing agreements in order to obtain the right to use

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

ACROSS
THE FATHER TOLTON MOVIE

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

intellectual property.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

Operational risks. Distribution matters are not entirely controllable. First, theaters and other motion picture distribution outlets could fail to advertise in a timely manner, with sufficient levels of quality, or at a scalable price. Second, manufacturers could fail to deliver finished deliverables in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third-party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

Team risks. Our core strategic team is small, consisting of two co-founders, but our key activities may be outsourced to third parties, though closely managed. The two co-founders have developed a collegial and effective working relationship. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Financial risks. The motion picture market is subject to macroeconomic pressures. In an economic down-turn, entertainment may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Indebtedness of the Issuer. See attached financial documents.

Risks Associated with an Investment in Securities
Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of only the Company's first stage of their business plan – pre-production. In the likely event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short- or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop.
Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever

ACROSS
THE FATHER TOLTON MOVIE

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:
● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

THE BOTTOM LINE:

If we do well, the security should do well also, yet life offers no guarantees, and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

Please only invest what you can afford to lose

THE OFFERING

9. What is the purpose of this offering?

To raise funds for the development of a feature film.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	***If Maximum Offering Amount Sold***
Total Proceeds	**$10,000**	**$107,000**
Less: Offering Expenses (FP Fees)	$2,500	$8,560
Net Proceeds	**$7,500**	**$98,440**
Use of Net Proceeds		
Escrow Service	$500	$500
Legal Fees	$650	$2,440
Talent Attachments	**$0**	$57,000
Development of the Film	$500	$10,000
Paid Advertising & Marketing	$500	$2,000
Travel		$1,000
Office Overhead	$350	$500
Set up $1,000,000 Offering		$5,000
Operating Capital Reserves	$5,000	$20,000
Total Use of Net Proceeds	**$7,500**	**$98,440**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the “minimum offering proceeds”) for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

OFFERING STATEMENT

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

The security being offered is a Revenue Share, which is structured as follows:

1. The first 100% of adjusted gross proceeds will be paid to the investors on a pro-rate basis until each investor receives an amount equal to 120% of their initial investment.
2. Then, once investors have received 120% of their initial investment, they will receive up to 50% of Adjusted Gross Proceeds (which shall now be referred to as "net proceeds") pursuant to the terms outlined in article 2.3.1 of the Revenue Share Purchase Agreement.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No
Explain:

---

16. How may the terms of the securities being offered be modified?

None of the terms of the securities being offered can be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The issuer has no other securities outstanding.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No
Explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None, the security sold is revenue participation, and none of the rights of the security can be changed.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The security sold was not priced on any valuation, because it is valuation independent.

ACROSS
THE FATHER TOLTON MOVIE

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

The valuation below, is the Company's estimate of the potential revenues this film could generate.

Across is a proposed historical drama film about the life of Father Augustine Tolton, the first black priest in America. Across Movie LLC owns all of the rights to the screenplay, short proof-of-concept film, and a myriad of marketing and pitch materials designed to launch the film. The goal of the LLC is to harness the existing materials to start production of a full feature film that will play in American and international theaters before a run on a major streaming service. It will also garner revenue from DVD and other merchandise sales.

Our valuation of the existing and potential worth of Across Movie LLC will be based largely on the quality of the existing materials, the team involved, and – most especially – on other films that are similar.

CURRENT VALUE

Value Parameter #1: The Story
Father Tolton's story has only recently started to come into the public consciousness. Although he died 122 years ago, it was not until 2011 that his cause for Catholic sainthood was introduced. Since then, he has been the topic of countless articles, presentations, books, and television news stories. The momentum is about to peak right now in 2019 with the anticipation that Father Tolton will be named "Venerable" this year. That step will bring global attention to his story since it is only 2 steps away from official sainthood canonization.

The story is also valuable because of the theme of overcoming racial bigotry and violence. Much like Martin Luther King a century later, Father Tolton met hatred with love, and changed many hearts and minds with his caring and courageous personality. Like the most recent Oscar champ, *Green Book*, it is the type of film that can heal the wounds of bigotry in America and beyond.

Value Parameter #2: The Screenplay
The script for *Across* has been penned by Christopher Foley, an award-winning Screenwriter, Filmmaker, and Professor of Film. In addition to writing the film *Dioscuri*, Chris has written countless short films, commercials, marketing videos, and TV segments. He has been a writer-for-hire on several other features, and won the Worldfest competition, as well as semi-finalist in the Academy of Motion Pictures' Nicholl Fellowship, among other honors. He has taught Screenwriting at Nashville Film Institute, Tennessee State University and Madison Media Institute.

As a rule of thumb, the screenplay is generally valued at 2-3% of a film's budget. If this film shoots for $2million, the lowest possible value, then, is $40,000. At a $7 million budget, the script along could be worth $210,000.

Value Parameter #3: The Team
Screenwriter **Christopher Foley** also serves as CEO of Across Movie LLC due to his extensive quarter-century experience in the Film and TV industry:
After completing a Bachelors degree in History from Christendom College, Chris obtained his Masters in Film and Video from Rochester Institute of Technology. In New York, he wrote, directed and produced his first low budget feature, Dioscuri, and worked in television at WROC and WXXI. After arriving in Los Angeles, he obtained a distribution deal for his film, and began working as an Assistant Director and Unit Production Manager on a number of films, commercials and television projects. He wrote-for-hire and optioned several screenplays, while earning industry writing honors at the Nicholl Fellowship, Worldfest, and a number of other competitions. He also became a prolific Avid Editor, and eventually took those skills to Country Music Television in Nashville. After switching from full-time to freelance at

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

CMT, Chris opened his company Bolder Pictures, which produced hundreds of videos of all types, with an emphasis on corporate and marketing content for clients ranging from the Milwaukee Brewers to Toro Lawnmowers and from Diamond Nexus Jewelry to Speedy Metals. He also became a college professor, teaching Film Production, Video Editing and Screenwriting for Madison Media Institute, Nashville Film Institute, and Tennessee State University. During all these endeavors, Chris always kept one hand involved in historical films, writing about a dozen screenplays. One of these – the story of Father Augustine Tolton, America's first black priest – is the screenplay for this project, *Across*. Chris made a proof of concept film about Tolton's childhood attempt to escape slavery. That short has earned laurels at a number of festivals and industry events, including FilmCom, San Francisco Black Film Fest, Franklin International Film Fest, Northern Virginia International Film Fest, and World Music and Independent Film Fest.

Our Executive Producer is **Jon Graham**, who is the founder of FaithFilm.fund, a portal for independent faith-based films to raise funds via crowd-investing.
Jon has shot, scripted, edited and produced numerous documentary shorts for corporate, non-profit and entertainment markets, winning multiple peer awards. He also has produced, directed and written for live stage for many years. He is in post- production of a documentary called Rimshots about the principle percussionist for the Atlanta Symphony Orchestra (retired). Graham also served as General Manager for a radio station and is a broadcasting entrepreneur and visionary on the leading edge of new media strategies. In 2012, Graham was asked to judge a division of the New York State Emmys. In 2016, Graham launched PeachFlicks – a distribution vehicle for Georgia-based independent film. A talented musician, he has performed in more than 30 states in the U.S. and seven European countries. In addition, Graham has recorded an album of his own and produced two albums that were distributed to Major League Baseball players. Graham has a Bachelor of Arts in Mass Communication from Shorter University, a Master's degree from New Orleans Seminary and has completed most of the work for his Doctorate from Luther Rice University. He is also an adjunct professor for the University of Phoenix and teaches American Media in Culture. Since 2007, Graham has served as State Missionary / Associate Consultant for video production for the Georgia Baptist Mission Board, providing video content for over 3600 partner churches across the state of Georgia. He also serves as CEO of PeachFlicks (since 2016) and he is CEO of Graham Creative, LLC - his production company.

Also serving as Producer-Consultants are **Princella Smith** and **Joan Tankersley**.
Joan has three decades of experience in the entertainment industry. She's a Dove Award winning art director, multi-camera live event director and partner in the Vividmix production company. She has worked on productions for CBN International, Lifetime, BET, Joel Osteen and the NFL. She is currently director of Nashville's Five Keys Collective.
Princella is the award-winning writer/director of the *Beauty For Ashes* screenplay and short film. Before her venture into filmmaking, she Executive Produced and hosted the TV show, *Engage the Nation,* as well as its spinoff radio show.
She went on to become a political commentator at FOX, CNN and MSNBC. She has found a surprising overlap in her political and entertainment work - two fields where the name of the game is bringing together groups of people from widely different backgrounds.

Bishop Joseph Perry is also a trusted consultant on the film. Perry is the postulator for Tolton's canonization cause. As such, he is a leading expert on the true story of the subject of the film. It is his compilation of historical documentation that is being presented to Pope Francis as part of the sainthood process. Additionally, as an African-American and a Catholic Bishop in Chicago - where Tolton spent key years of his life - his input on the production is an invaluable asset.

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

Value Parameter #4: The Short Film
So many gigantic feature films have gotten off the ground by starting with a proof-of-concept short film. *Across* has taken that strategy and done it one better…

Short films are the calling card for aspiring filmmakers everywhere. While it is true that the options for monetizing the shorts themselves are limited, they have very often been a passport to successful feature films. This was the case, for instance, with *Whiplash*, which started as a short before become an Oscar-winning feature.

The short film *Across* is an ambitious project in-and-of itself. A full 35 minutes long, it tells the story of Father Tolton's childhood attempt to escape slavery in Missouri in the midst of the Civil War. Foley and his team got tremendous production value making the short, and it shows in the laurels it has received from film festivals, including the San Francisco Black Film Festival, Franklin International Independent Film Festival, and WMIFF, where it received nominations in 5 categories, including Best Director.

But what makes this short film unique in this industry is that it doubles as the first half-hour of the actual feature film. So, depending on the team assembled for the feature, they may be starting with a film that is already 25 percent finished! How did they achieve this? Partly, they were fortunate in that Gus Tolton's childhood itself lends itself to being a stand-alone story. His attempt to escape slavery is its own narrative, even as it doubles as a set-up to the rest of his incredible life. Because his age changes, the casting of an adult Tolton is left to later, as is the casting of many of the other key characters, who appear after Gus has grown up.

The short film gave the production team momentum, more experience, and a calling card film that shows anyone in the industry that they are pros. To accomplish this beautiful and exciting production on such a small budget is proof positive that the story and the filmmakers are ready to make the leap to the two-hour feature.

Because the film is 25% complete, Across Movie LLC is already worth a great deal to potential co-producers. Although some collaborators may choose to re-shoot this portion of the film on a higher budget, the option to use what already exists is an incredible incentive to join a train that is already in motion.

If the film shoots at the low end of our budget projections – at a $2 million budget – it would be the most likely scenario in which the short film would be used in it's entirety. Even though it is 25% of the film, it may not be worth the full $500,000 because there are no recognizable stars in it. A very conservative estimate would put it at $200,000, though.

Value Parameter #5: Marketing Materials and Momentum
Foley and his team have taken great care to put together a presentation of the project that appeals to viewers both inside and outside of the motion picture industry. The lynchpin to that presentation – in addition to the short film – is the "Pitch Deck" or "Look Book." It has become industry standard in recent years that every film in development have a high-quality deck to help bring aboard investors, collaborators and talent.

Across' deck is full of high quality images from the short and from similar productions. It outlines not only the story and style of the proposed feature film, but also explains the films themes and business advantages. It is generally sent as a PDF or projected from a computer for an audience. The deck for *Across* has been universally praised by audiences at public showings of the short, as well as by film professionals at FilmCom, VIP Film Summit and other industry events. Because of its easy accessibility,

ACROSS
THE FATHER TOLTON MOVIE

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

the deck can be made available to investors via email at no cost. The digital file is also print-ready, and glossy, bound printed versions can also be created for minimal cost.

Other marketing materials include the 1-page quick summary. To garner initial interest, it explains the plot, business plan, and contact information in quick, colorful fashion. *Across* also has a growing social media audience on facebook, with the newly started Twitter and Instagram sites gaining traction alongside.
The sweat equity and the graphic design work alone on all of these materials is worth several thousand dollars.

The producers are tapping into media of all types, and stories about the short film have run nationally through the Catholic News Service. Executive Producer Jon Graham has assembled an email list of over 20,000 Catholics and Writer/Producer Foley has taken the film to several Catholic conferences to gain traction and attention for the project.

Producer Joan Tankersley is representing the film at the 2019 Cannes Film Market. The market, which runs in conjunction with the famous film festival, is the premiere business event of the year for the motion picture industry. Representatives and talent from every major movie production firm in the world gather to pitch their projects to the most powerful producers in the industry. *Across* is honored to have a seat at the table.

POTENTIAL VALUE

Value Parameter #6: A Cross-breed of Successful Pictures
The motion picture industry's most reliable indicator for success has always been comparisons to similar films. Comps – much like in real estate – give a gauge for consumer taste and appetite. In fact - other than recognizable talent (usually actors, but sometimes celebrity directors like Spielberg or Tarantino) – looking at a screenplay's genres is really the only way professional movie investors decide to back a project.

Fortunately, the Father Tolton story checks a number of successful boxes. The two major genre overlaps for *Across* are Faith-based films and African American films. But, you can also look for comps among historical dramas and social activism stories.

Christian films have continually shocked the box office. Partially as a backlash to the heavily secular nature of the industry, they got off the ground in 2000 with *Left Behind*. The genre strapped on jets with *The Passion of the Christ* in 2004 and now has been propelled into outer space with a recent string of hits from *I Can Only Imagine* to *Breakthrough* to *God's Not Dead*. Perhaps no film was as successful as *War Room*, which was one of the very few in the genre that overlapped with the African-American genre… just as *Across* does. Budgeted at only $3 million, it brought in a whopping $74 million at the box office. That 25:1 ratio beats even *The Passion*'s impressive 20:1 ($30m / $611m.)

Another film which has a foot in both of those genre's is the Sandra Bullock football drama, *The Blindside*. It's $29 million budget was flipped into $309 at the theaters. Black audiences – like Christian moviegoers – are very loyal fans. Movies that hit both demographics are rare, and their success proves that the market is ready for more.

African American pictures like *The Green Book* and *12 Years a Slave* are also good comps for *Across*. They are both true stories set in the American past. In addition to being Best Picture winners, they had a tremendous following of ticket buyers. *12 Years* turned $22m into $187m, and *Green* $23m to $317m!

OFFERING STATEMENT

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

Like *Across*, they both presented themes of hope through suffering, something that draws viewers from EVERY demographic.

Across presents an additional opportunity that almost no film production has. It taps strongly into the Catholic demographic. Without alienating any of the other groups, this story speaks specifically to a group that makes up 25% of the American public, and has a GIGANTIC following in other global markets. It's an underserved group that largely has only been presented with stories that have negative and dark motifs (*Spotlight, Philomena, Calvary*.) *Across* has the potential to – while acknowledging the suffering and sins of its members – bring hope and inspiration to the large Catholic subculture.

BRASS TACKS – What Can We Expect

The value of a finished Father Tolton movie is hard to predict because of the nature of films themselves. However, because of all the evidence above, there is great reason for hope. The guesses here are based on tiers that are tied to the final budget. One of the biggest factors in the budget is the cost of the movie stars. The most recognizable and popular names are the most costly. With that in mind, here are a range of estimates.

Tier 1 - $2million budget
1 B-level star attached (ie - Jim Caviezel)

Break-even: $1.5 million box office, $500,000 streaming and DVD
Modest Success: $4 million box office, $2million streaming and DVD
Hit: $10 million + at the box office, $5million streaming and DVD

Tier 2 - $2-$4 million budget
1 A-level and 1 B-level star attached (ie - Kevin James and Jim Caviezel)

Break-even: $3 million box office, $1 million streaming and DVD
Modest Success: $8 million box office, $4million streaming and DVD
Hit: $15 million + at the box office, $7million streaming and DVD

Tier 3 - $4-$7 milion budget
2 A-level and 1 B-level star attached (ie - Donald Glover, Kevin James, Jim Caviezel)

Break-even: $5 million box office, $3 million streaming and DVD
Modest Success: $12 million box office, $6 million streaming and DVD
Hit: $20 million + at the box office, $10 million streaming and DVD

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable,

OFFERING STATEMENT

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**

Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**

The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

NO DEBT

25. What other exempt offerings has the issuer conducted within the past three years?

The issuer has not conducted any other exempt offerings within the past three years.

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No to all.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company, Across Movie LLC, has roughly $600 in its checking account and has no debts. The main assets of the company are the feature screenplay and the short film, both entitled "Across," - along with all of the marketing/graphic materials and websites that support the project - all of which full rights and ownership were signed over to Across Movie LLC by Christopher Foley and Bolder Pictures.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

The company was formed on March 13, 2019.

The company has no income, no taxable income, and no taxes paid, due, or accrued as of April 22, 2019.



OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:

(a) $100,000 or less:	• The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any):
	  o Total income
	  o Taxable income; and
	  o Total tax;
	Certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and
	• Financial statements of the issuer and its predecessors, if any.
		Financial statements must be **certified** by the principal executive officer of the issuer as set forth below.
		
		If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.

b) More than $100,000, but not more than $500,000:	• Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $500,000 If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than $1,000,000:	• Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:		Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report





FP: truCrowd

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

ACROSS
THE FATHER TOLTON MOVIE

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

A principal executive officer certifying financial statements as described above must provide the following certification**:

CERTIFICATION

I, Christopher Foley, certify that:

(1) the financial statements of Across Movie LLC included in this Form are true and complete in all material respects; and

(2) there are no tax returns filed or due for Across Movie LLC, as the company was formed on March 13 2019.

Christopher Foley / CEO / 4-22-19

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.



OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking?


OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

☐ Yes ☑ No

(C)   engaging in savings association or credit union activities?

☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order


OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes   ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: acrossmovie.com

_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;



OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



ACROSS
THE FATHER TOLTON MOVIE

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

REVENUE SHARE PURCHASE AGREEMENT

The following Investor Financing Agreement (the "Agreement"), which is dated as of %%TODAY%% sets forth the understanding between Across Movie LLC ("Producer"), and %%VESTING_AS%% ("Investor"), on the other hand, in connection with Investor's provision of funds to Producer for the purpose of developing, producing, marketing and distributing the motion picture presently entitled "Across Movie" (the "Picture"), which will be produced by Producer. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1. Investor Funds.

1.1. Subject to the terms and conditions of this Agreement, Investor agrees to provide Producer %%VESTING_AMOUNT%% (the "Investor Funds"), which Investor Funds will be applied toward the development, production, marketing and distribution budget of the Picture (the "Budget").

1.2. Producer will be responsible for securing the remainder of the Budget for the Picture from additional financing contributions (the "Additional Funds"), including but not limited to revenues from other third-party Investors (the "Additional Investors") and other sources, including but not limited to loans or advances against the first revenues of the film (i.e. debt financing), or through pre-sale of distribution rights in any territory, or through monetization of available tax credit benefits.

2. Adjusted Gross Proceeds.

2.1. Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

2.2. First, 100 (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and

2.3. following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds. All third-party participations in Net Proceeds (other than those payable to Additional Investors) shall be borne out of Producer's share of Net Proceeds.


OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

2.3.1. The 50% distribution split assumes that the Investor and Additional Investors contribute the entire Investor Funds and Additional Investor Funds of the project, which is projected to be $1 million (and not to exceed $2 million), to the Producer. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Investor and Additional Investors, and the remaining $200,000 is procured by the Producer by some non-investment means (e.g. debt) 80% of the $1 million Budget would have been provided by the Investors, which would result in them receiving 80% of the potential 50% split, or 40% of the Net proceeds, resulting in the Investor and Additional Investors receiving 40% and the Producer receiving 60% to reflect the additional percentage of the Budget procured by non-investment "Filmmaker Funds."

2.4. "Filmmaker Funds" is defined as all the non-investment additional funds required to produce and market the Picture (e.g. loans, advances, minimum guarantees, etc.).

2.5. As used herein, "Gross Proceeds" shall mean any and all amounts, including non- refundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay funds secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation,


OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be adjusted every twelve (12) months and amounts deemed by Producer as not needed to cover anticipated expenses will be forwarded for distribution per this Agreement. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

3. Copyright. As between Producer and Investor, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4. Risk of Investment. Investor acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Investor all or any part of the Investor Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Offering Memorandum provided to investor by Producer, if any, or set forth on the website for the relevant Regulation Crowdfunding portal.

5. Control. As between Producer and Investor, all business and creative decisions with regard to the Picture shall be made solely by Producer.

6. Investor's Representations, Warranties and Indemnities.

6.1. Investor hereby represents and warrants that: (i) Investor has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Investor has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Investor's ability to perform its obligations hereunder; (iii) Investor has read and evaluated the merits and risks of the prospective investment in the Picture ; (iv) Investor has obtained, to the extent Investor deems necessary, Investor's own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Investor's financial condition and investment needs; (v) Investor and/or Investor's advisors (if any) has/have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Investor and/or Investor's advisors conducted a due diligence investigation, Producer


OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

fully cooperated with the investigation to Investor's satisfaction; (vii) except as set forth above, Investor has relied solely on the information contained in this Agreement, and Investor has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Investor has no intention of selling or otherwise transferring or assigning Investor's interest in this production as set forth herein, and that Investor is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

6.2. Investor shall indemnify, hold harmless, and defend Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third-party claim, alleged breach, of any representation, warranty, covenant or agreement made by Investor herein. The provisions of this Paragraph 6 will survive termination of this Agreement.

7. Producer's Representations, Warranties and Indemnities.

7.1. Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

7.2. Producer shall indemnify, hold harmless, and defend Investor from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third-party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

7.3. The provisions of this Paragraph 7 will survive termination of this Agreement.

8. Publicity. Investor shall not have the right to issue any press releases or any other publicity with regard to the Picture. Investor understands that Producer is in control of all publicity and promotion of the Picture, including the timing of such publicity, and therefore agrees not to post or publish, on the Internet, social media, or otherwise, any information, photos or videos regarding the Picture or Producer, unless specifically authorized by Producer to do so.

9. Resales. Investor agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

9.1. To the Producer;

9.2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

9.3. As part of an offering registered under the Securities Act with the SEC; or

10. To a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. Transfer; Successors and Assigns. The



OFFERING STATEMENT

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$7,500**
Maximum Amount	**1070**	**$107,000**	**$98,440**

terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Producer and the Investor. Agreement the foregoing, the Investor may not assign, pledge, or otherwise transfer this Agreement without the prior written consent of the Producer. Subject to the preceding sentence, this Agreement may be transferred only upon surrender of the original Agreement for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Producer. Thereupon, a new agreement for the same principal amount will be issued to the transferee.

11. Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (i.e., Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be as first set forth above, with a copy of notices to Producer to:

Across Movie LLC
Attn: Christopher Foley
1204 Harpeth Lake Court
Nashville, TN 37221
Address For Notices to Investor:

%%SUBSCRIBER_DETAILS%%

Investor agrees to accept service of process at the address provided to Producer. Investor may opt to receive electronic notices in the ordinary course of business, where applicable regarding anything which does not require an original signature or official certification, by providing Producer with Investor's preferred email address for such notices.

12. Miscellaneous.

12.1. It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

12.2. The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

12.3. This Agreement shall be governed by the laws of the State of Tennessee applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each

FP: truCrowd



THE FATHER TOLTON MOVIE

Across Movie LLC
1204 Harpeth Lake Court
Nashville, TN 37221
(615) 733-0516

OFFERING STATEMENT

100 Units of Revenue Purchase at $100.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$7,500
Maximum Amount	1070	$107,000	$98,440

party hereby consents to the exclusive jurisdiction of any state or federal court located in Atlanta, Tennessee to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

12.4. This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

12.5. In the event that Investor should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer's owners, shareholders, partners or members.

12.6. No Injunctive Relief: Investor agrees that under no circumstances shall Investor have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

12.7. In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect. This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signatures.

The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

Producer
%%ISSUER_SIGNATURE%%
Signature of Authorized Representative

Investor
%%INVESTOR_SIGNATURES%%
 Signature of Authorized Representative